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SECU[illegible] [illegible]OMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35259



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E-W Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

139 E. Las Tunas Drive
(No. and Street)

San Gabriel, California 91776
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Pong (626) 285 - 0606
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Takenaga, Hashizu, Jay & Co., CPA's
(Name — *if individual, state last, first, middle name*)

1381 Warner Avenue, Suite C, Tustin, CA 92780
(Address) (City) (State) (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AM 3/19

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, John Pong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E-W Investments, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Presidnet, OWner

Title

Notary Public



This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- XX (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- XX (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- XX (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

No. 5907

State of California

County of Los Angeles

On 2-27-2002 before me, Betty O. Sit,
DATE — NAME, TITLE OF OFFICER - E.G., "JANE DOE, NOTARY PUBLIC"

personally appeared John Pong,
NAME(S) OF SIGNER(S)

☐ personally known to me - **OR** - ☒ proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.



MGC1
BETTY O. SIT
COMM. # 1295759
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
COMM. EXP. MARCH 24, 2005
MGC1



BETTY O. SIT
COMM. # 1295759
ARY PUBLIC-CALIFORNIA
OS ANGELES COUNTY
EXP. MARCH 24, 2005
MGC1

WITNESS my hand and official seal.

SIGNATURE OF NOTARY

Betty O. Sit

OPTIONAL

Though the data below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent reattachment of this form.

CAPACITY CLAIMED BY SIGNER

☐ INDIVIDUAL
☒ CORPORATE OFFICER

TITLE(S)

☐ PARTNER(S) ☐ LIMITED ☐ GENERAL
☐ ATTORNEY-IN-FACT
☐ TRUSTEE(S)
☐ GUARDIAN/CONSERVATOR
☐ OTHER:

SIGNER IS REPRESENTING:
NAME OF PERSON(S) OR ENTITY(IES)

DESCRIPTION OF ATTACHED DOCUMENT

Annual Audited Report
TITLE OR TYPE OF DOCUMENT

NUMBER OF PAGES

DATE OF DOCUMENT

SIGNER(S) OTHER THAN NAMED ABOVE


FEB 2 8 2002
143

FINANCIAL REPORT

TAKENAGA, HASHIZU, JAY & CO.
CERTIFIED PUBLIC ACCOUNTANTS
1381 WARNER AVE., SUITE C
TUSTIN, CALIFORNIA 92780
(714) 258-2819 FAX (714) 258-2723

E-W INVESTMENTS, INC.
DECEMBER 31, 2001

E-W INVESTMENTS, INC.

TABLE OF CONTENTS

TAKENAGA, HASHIZU, JAY & CO.
CERTIFIED PUBLIC ACCOUNTANTS
1381 WARNER AVENUE, SUITE C
TUSTIN, CALIFORNIA 92780

OSAMU HASHIZU
STANLEY J. JAY

(714)258-2819
(714)258-2723 FAX

To the Board of Directors and Stockholder
E-W Investments, Inc.

We have audited the statement of financial position of E-W Investments, Inc as of December 31, 2001, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of E-W Investments, Inc. as of December 31, 2000, were audited by other auditors whose report dated February 21, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the financial position of E-W investments, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination also includes the statement of the computation of minimum capital requirements pursuant to Section 1.17 of the regulations under the Commodity Exchange Act as of December 31, 2001. In our opinion, the statements when considered in relation to the basic financial statements present fairly the information shown in them.

Takenaga, Hashizu, Jay & Co

Tustin, California
February 19, 2002

E-W INVESTMENTS, INC.
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
CURRENT ASSETS		
Cash	$ 6,528	$ 28,266
Deposits with clearing organizations - cash	25,000	25,000
Deposits with clearing organizations - securities at market value	66,477	64,207
Receivable from brokers and dealers	13,652	17,331
Prepaid income taxes	11,943	10,846
Due from shareholder	20,457	20,457
	144,057	166,107
FIXED ASSETS - at cost		
Furniture and fixtures	14,240	14,043
Office equipment	53,252	47,614
Leasehold improvements	84,339	84,339
	151,831	145,996
Less: accumulated depreciation	84,939	71,368
	66,892	74,628
OTHER ASSETS - deposits	4,046	4,046
	$ 214,995	$ 244,781
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Payable to clearing organizations	$ 1,780	$ -
Accrued expenses	13,757	15,694
Payroll taxes	641	1,342
	16,178	17,036
SHAREHOLDERS' EQUITY		
Capital stock		
Authorized 100,000 shares		
Issued 10,000 shares	10,000	10,000
Additional paid-in capital	114,000	114,000
Retained earnings	74,817	103,745
	198,817	227,745
	$ 214,995	$ 244,781

See notes to financial statements

E-W INVESTMENTS, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
DECEMBER 31, 2001 AND 2000

	Capital Stock				
	Number of shares	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance at January, 2000	10000	$ 10,000	$ 64,000	$ 95,611	$ 169,611
Capital contribution			50,000		50,000
Prior period income				8,134	8,134
Balance December 31, 2000	10000	10,000	114,000	103,745	227,745
Capital contribution			-		-
Current period loss				(28,928)	(28,928)
Balance December 31, 2001	10000	$ 10,000	$ 114,000	$ 74,817	$ 198,817

See notes to financial statements

E-W INVESTMENTS, INC.
STATEMENT OF INCOME
DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUES		
Commission	483,815	$ 859,770
Realized gain/(loss) from sale of securities	(4,695)	658
Unrealized gain/(loss) on investment in securities	6,620	(19,296)
Other income	16,959	19,460
	502,700	860,592
EXPENSES		
Commission and brokerage fees	342,523	619,211
Salaries	62,096	70,365
Employee benefits	6,488	7,599
Advertising	2,682	2,974
Automobile	13,454	11,731
Communications	17,442	13,251
Depreciation	13,572	8,995
Dues and subscriptions	45	2,557
Entertainment and travel	16,380	21,057
Insurance	7,579	16,491
Interest	132	954
Miscellaneous	244	3,089
Office	6,672	16,693
Professional fees	7,835	11,157
Regulatory fees and expenses	5,087	9,099
Rent	23,400	16,800
Repairs and maintenance	857	9,743
Taxes and licenses	178	985
Utilities	3,956	2,682
	530,620	845,433
INCOME BEFORE INCOME TAXES	(27,920)	15,159
PROVISION FOR INCOME TAXES	1,008	7,025
NET INCOME/(LOSS)	$ (28,928)	$ 8,134

See notes to financial statements

E-W INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (28,928)	$ 8,134
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	13,572	8,995
Realized (gain)/loss from sale of securities	4,695	(658)
Loss on investment in securities owned by Corporation	(6,620)	19,296
Increase in deposit with clearing organizations	-	(10,000)
(Increase)/decrease in receivables	3,679	44,969
Prepaid income taxes	(1,097)	4,911
Increase in deposit	-	(1,500)
Payable to clearing organizations	1,780	(32,807)
Increase/(decrease) in accrued expenses	(1,937)	(24,222)
Increase/(decrease) in payroll taxes	(701)	(388)
Net cash provided by operating activates	(15,557)	16,730
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sale of securities owned by Corporation	41,418	10,058
Acquisition of securities owned by Corporation	(41,763)	(10,160)
Capital expenditure	(5,835)	(42,564)
Net cash used by investing activities	(6,180)	(42,666)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contribution	-	50,000
Net cash provided by financing activities	-	50,000
NET INCREASE/(DECREASE) IN CASH	(21,738)	24,064
CASH BALANCE - beginning of year	28,266	4,202
CASH BALANCE - end of year	$ 6,528	$ 28,266

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION	2001	2000
Cash paid during the year for:		
Franchise tax	$ 713	$ 2,114
Cash received during the year for:		
Interest and dividends	$ 15,113	$ 19,459

See notes to financial statements

E-W INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS

1. COMPANY OPERATIONS

The Company was incorporated on December 5, 1985 to conduct retail broker-dealer business in various types of securities. Presently, the Company utilizes the services of corresponding brokers to carry its clients' cash and margin accounts on a fully disclosed basis.

2. SUMMARY OF ACCOUNTING POLICIES

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect these amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

SECURITY TRANSACTIONS
Customers' security transactions (and the related commission revenues and expenses, if applicable) are recorded on a settlement date basis. Security transactions of the Company are recorded on a trade date basis.

DEPRECIATION
The cost furniture and equipment is depreciated over the estimated useful lives of the assets on the straight-line method.

INCOME TAXES
Temporary differences in the basis of assets and liabilities for financial statements and income tax reporting arise from using different periods to calculate depreciation, and the recording of unrealized gains or losses on investment in marketable securities for financial statement purposes.

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. At December 31, 2001, the Company has approximately $34,000 in capital loss carryover which will be applied in future years.

3. DEPOSITS WITH CLEARING ORGANIZATIONS

At December 31, 2001, the Company maintains a cash deposit with clearing organizations of $25,000.

The Company's investment in securities is maintained with clearing organizations and is recorded at quoted market value. At December 31, investment in marketable securities had a cost basis of $110,873 for 2001 and 2000.

4. PAYABLE TO CLEARING ORGANIZATIONS

Payable to clearing organizations are credit balances in Company's margin account with clearing organizations collateralized by securities owned.

5. RELATED PARTY TRANSACTION

The Company rents its office facility from its shareholder. Rental expenses are $23,400 for 2001 and $16,800 for 2000. In January 2000, the Company has a seven (7) year lease with the shareholder for a base rent of $1,400 per month. Future minimum rent payments are:

2002	$24,000
2003	$24,000
2004	$24,000
2005	$24,000
2006	$24,000
2007	$24,000

E-W INVESTMENTS, INC.
SUPPLEMENTAL SCHEDULES

NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Security Exchange Act of 1934, the Company's net capital requirement in 2001 was $50,000.
The Company has net capital of approximately $85,745 for 2001 and $108,137 for 2000.

RESERVE REQUIREMENTS UNDER RULE 15C3-3

The Company claims an exemption from Rule 15c3-3, the basis of its claim is as follows:
All customer transactions are cleared through other broker-dealers on a fully disclosed basis.

LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company does not have liabilities subordinated to claims of general creditors.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

Total ownership equity	$198,817
Deductions and/or charges – non-allowable assets	(103,338)
	95,479
Haircuts on securities	(9,734)
Net Capital	$ 85,745

COMPUTATION FOR DETERMINATION OF RESERVE PURSUANT TO RULE 15C3-3

The Company claims an exemption from Rule 15c3-3, the basis of its claim is as follows:
All customer transactions are cleared through other broker-dealer on a fully disclosed basis.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

Not applicable to Company's operations.

RECONCILIATION PURSUANT TO RULE 17A5(D)(4)

Net capital as computed in this report	$ 85,745
Net capital as computed by the Company	85,744
Difference	$ 1

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT PURSUANT TO COMMODITY TRADING COMMISSION REGULATION 1.17(A)(1)(II)

Net Capital	$ 85,745
Net Capital Requirement	50,000
Excess Net Capital	$ 35,745

TAKENAGA, HASHIZU, JAY & CO.
CERTIFIED PUBLIC ACCOUNTANTS
1381 WARNER AVENUE, SUITE C
TUSTIN, CALIFORNIA 92780

OSAMU HASHIZU
STANLEY J. JAY

(714)258-2819
(714)258-2723 FAX

Board of Directors
E-W Investments, Inc.
San Gabriel, California

We have examined the financial statements of E-W Investments, Inc. for the year then ended December 31, 2001, and have issued our report thereon dated February 19, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining and understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they many become inadequate because of changes in conditions of that the degree of compliance with them any deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of E-W Investments, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Takenaga, Hasbrigg, Grey & Co

Tustin, California
February 19, 2002

TAKENAGA, HASHIZU, JAY & CO.
CERTIFIED PUBLIC ACCOUNTANTS
1381 WARNER AVENUE, SUITE C
TUSTIN, CALIFORNIA 92780

OSAMU HASHIZU
STANLEY J. JAY

(714)258-2819
(714)258-2723 FAX

E-W Investments, Inc.
139 E. Las Tunas Drive
San Gabriel, CA 91776

As supplement to our audit report dated February 19, 2002, the 2001 certified annual audit of E-W Investments, Inc. has disclosed no material inadequacies.

Very truly yours,

Takenaga, Hashizu, Jay & Co